UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*


                     Chelsea GCA Realty, Inc.
                         (Name of Issuer)

                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                              163262
                          (CUSIP Number)

                         James M. Barkley
                    Simon DeBartolo Group, L.P.
                       115 Washington Street
                 Indianapolis, Indiana 46204-3464
                          (317) 636-1600
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           June 16, 1997
      (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163262

(1)  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

          Simon DeBartolo Group, L.P.

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [   ]
     (b)  [   ]

(3)  SEC USE ONLY_____________________________________________________

(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)          WC

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E) [    ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION       DELAWARE

Number of                           (7)  SOLE VOTING POWER                     1,408,450
Shares Beneficially                 (8)  SHARED VOTING POWER                         -0-
Owned by Each                       (9)  SOLE DISPOSITIVE POWER                1,408,450
Reporting Person                   (10)  SHARED DISPOSITIVE POWER                    -0-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON 1,408,450

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS) [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.2% (SEE ITEM 5)

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 PN

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the common stock, $.01 par value ("Common Stock"), of Chelsea GCA Realty, Inc. ("Issuer"), a Maryland corporation. Issuer's principal executive offices are located at 103 Eisenhower Parkway, Roseland, New Jersey 07068.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed on behalf of Simon DeBartolo Group, L.P. (the "Operating Partnership"), a Delaware limited partnership engaged primarily in the ownership, development, and management of income-producing properties, primarily regional malls and community shopping centers.

          The Operating Partnership is a majority-owned subsidiary of Simon DeBartolo Group, Inc. (the "Company"), a Maryland corporation that is a self-managed and administered REIT. The Company is a general partner of the Operating Partnership.

          SD Property Group, Inc.("SD", and, together with the Company, the "General Partners"), is also a general partner of the Operating Partnership. SD is an Ohio corporation and is the managing general partner of the Operating Partnership. SD is a 99.9% owned subsidiary of the Company.

          The Operating Partnership and the General Partners have their principal business and office addresses at 115 West Washington Street, Indianapolis, Indiana 46204. Information concerning the executive officers and directors of the Company is attached as
          Exhibit 99. The Company's directors and executive officers are SD's directors and executive officers.

          During the past five years, none of the Operating Partnership, the General Partners, or (to the knowledge of the Operating Partnership) the individuals listed on Exhibit 99 (which is incorporated herein by reference) has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against any of them, enjoining any of them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On June 16, 1997, Issuer sold to the Operating Partnership 1,408,450 shares of Common Stock for an aggregate purchase price of $49,999,975. The Operating Partnership funded the purchase of the Common Stock from its working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Operating Partnership acquired the Common Stock for investment purposes. The Company and the Issuer have also entered into a joint venture to develop or acquire manufacturers' outlet shopping centers.

          The Operating Partnership intends to review its holdings with respect to Issuer on a continuing basis. Depending on the Operating Partnership's evaluation of the Issuer's business and prospects, compliance with the agreement between the Operating Partnership and Issuer described in Item 6, the effects of any change in ownership on the General Partners' qualifications as REITs, and future developments (including, but not limited to, market prices of the shares of Common Stock, the availability and alternative uses of funds, conditions in the securities markets, and general economic and industry conditions), the Operating Partnership may acquire other securities of Issuer, sell all or a portion of its shares of Common Stock or other securities of Issuer now owned or hereafter acquired, or maintain its position at current levels.

          Other than as described herein, neither the Operating Partnership nor the General Partners have present plans or proposals relating to, or that would result in, any of the matters listed in paragraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of June 16, 1997, the Operating Partnership owned of record 1,408,450 shares of Common Stock.

               Based upon the number of outstanding shares of Common Stock reported in Issuer's report on Form 10-Q for the period ended March 31, 1997, the Operating Partnership's shares represent 9.2% of Issuer's outstanding Common Stock.

               As the corporate parent and a general partner of the Operating Partnership, the Company may be deemed the beneficial owner of the Operating Partnership's shares of Common Stock. As a general partner of the Operating Partnership, SD may be deemed the beneficial owner of the Operating Partnership's stock.

          (b) The Operating Partnership has the power to direct the vote and disposition of the Operating Partnership's 1,408,450 shares of Common Stock. As the corporate parent and a general partner of the Operating Partnership, the Company controls both voting and investment power over such shares. As a general partner of the Operating Partnership, SD controls both voting and investment power over such shares.

          (c) Pursuant to a Stock Subscription Agreement dated as of May 16, 1997 between the Operating Partnership and Issuer (the "Subscription Agreement"), the Operating Partnership agreed to purchase 1,408,450 shares of Common Stock at $35.50 per share for a total of $49,999,975. The purchase was completed on June 16, 1997.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Subscription Agreement, a copy of which is filed as Exhibit 10.1 to this Schedule and incorporated by reference herein, the Operating Partnership and Issuer have agreed to a number of provisions relating to the Common Stock acquired by the Operating Partnership, including (i) Issuer's agreement not to reduce the number of outstanding shares of Common Stock if the reduction would cause the Operating Partnership's ownership of Common Stock to equal 10% or more; (ii) Issuer's agreement to permit the Operating Partnership to purchase additional shares of Common Stock in order to maintain its proportionate ownership of Common Stock in the event of future sales of Common Stock for cash; (iii) the Operating Partnership's agreement not to take the following actions or permit an affiliate to take such actions, subject to certain exceptions: (A) acquire additional voting securities of Issuer; (B) solicit proxies to vote Issuer voting securities or participate in an election contest involving Issuer; (C) deposit any Issuer voting securities in voting trust;
          (D) engage in a tender or exchange offer; (E) take any action to acquire or change control of Issuer; or (F) sell, transfer or pledge any Common Stock other than in a public offering or in accordance with the volume restrictions of Rule 144 or to an affiliate who agrees to be bound by the restrictions of the agreement between the Operating Partnership and Issuer. The restrictions in clause (iii) will terminate earlier if Issuer enters into an agreement for a merger, consolidation, sale of substantially all of its assets or an offer to purchase a majority of the outstanding shares of Common Stock or if a person or group of persons unaffiliated with the Operating Partnership makes such an offer and the offer is not opposed by Issuer. Issuer has also agreed that if the Operating Partnership acquires Common Stock for an aggregate purchase price of $100 million, to use its best efforts to cause a designee of the Operating Partnership to be elected a director of Issuer.

          Pursuant to the Registration Rights Agreement dated May 16, 1997, a copy of which is filed as Exhibit 10.2 to this Schedule and incorporated by reference herein, Issuer has agreed to provide the Operating Partnership and transferees of Common Stock acquired by the Operating Partnership with certain rights to require Issuer to register such shares for resale under a registration statement filed under the Securities Act of 1933, as amended.

          None of the Operating Partnership, the General Partners, or the individuals listed on Exhibit 99 has entered contracts, arrangements, understandings, or relationships other than as disclosed herein with respect to any securities of the Issuer, including, but not limited to, transfer or voting agreements, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          EXHIBIT   TITLE

          10.1 Stock Subscription Agreement dated as of May 16, 1997, between the Operating Partnership and Issuer.

          10.2 Registration Rights Agreement dated as of May 16, 1997, between the Operating Partnership and Issuer.

          99 Executive Officers and Directors of the Company, a general partner of the Operating Partnership.

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIMON DEBARTOLO GROUP, L.P.

By:  SIMON DEBARTOLO GROUP, INC., a General Partner



By:      /S/ JAMES M. BARKLEY
   James M. Barkley,
   General Counsel and Secretary




Dated: June 19, 1997

                           EXHIBIT INDEX

   EXHIBIT   TITLE

   10.1 Stock Subscription Agreement dated as of May 16, 1997, between the Operating Partnership and Issuer.

   10.2 Registration Rights Agreement dated as of May 16, 1997, between the Operating Partnership and Issuer.

   99 Executive Officers and Directors of the Company, a general partner of the Operating Partnership.